UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 20)*

Sigma Designs, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

826565103

(CUSIP Number)

December 31, 2007

(Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 826565103	13G

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Thinh Q. Tran

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [  ]
(b) [  ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 986,018* 6 SHARED VOTING POWER 38,000 7 SOLE DISPOSITIVE POWER 986,018* 8 SHARED DISPOSITIVE POWER 38,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

986,018*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

3.48%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

*Includes 519,725 shares underlying stock options exercisable within 60 days of December 31, 2007.  Please refer to Item 4 "Ownership" regarding shares omitted or included in such totals.

2

ITEM 1.

(a)	Name of Issuer:

Sigma Designs, Inc.

(b)	Address of Issuer's Principal Executive Offices:

1778 McCarthy Blvd.
Milpitas, California 95035

ITEM 2.

(a)	Name of Person Filing:

Thinh Q. Tran

(b)	Address of Principal Business Office or, if none, Residence:

c/o Sigma Designs, Inc.
1778 McCarthy Blvd.
Milpitas, California 95035

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

826565103

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO ss.ss.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

3

ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Shares Beneficially Owned:

(i)	Held by me beneficially and of record: 986,018*

(ii)	Held by four irrevocable trusts which my children were beneficiaries;** beneficial ownership disclaimed by me under Rule 13d-4: 38,000**

(iii)	Total shares reported: 1,024,018*

(b)	Percent of Class:

The 1,024,018 reported shares constitute 3.48% of the 29,452,447 shares outstanding on November 30, 2007; the 986,018 shares owned beneficially by me constitute 3.35% of such shares as of November 30, 2007.  The total of 29,452,447 shares outstanding used in the calculation was reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on December 13, 2007.

(c)	Number of shares as to which I have:

(i)	Sole power to vote or to direct the vote: 986,018*

(ii)	Shared power to vote or to direct the vote: 38,000**

(iii)	Sole power to dispose or to direct the disposition of: 986,018*

(iv)	Shared power to dispose or to direct the disposition of: 38,000**

* Pursuant to Rule 13d-3(d)(1)(i), this figure includes 519,725 shares, representing vested stock options, which I had the right to purchase within sixty days of December 31, 2007.

** Pursuant to Rule 13d-3(a) and 13d-4, the total 38,000 shares held by four irrevocable trusts which named my children as beneficiaries and my sister as a trustee are as follows:

a.	Thanh Kim Tran TTEE UA 9/13/95 by Thinh Q Tran & Hanh Nguyen Huy Q Tran 1995 Trust - 9,500 shares
b.	Thanh Kim Tran TTEE UA 9/13/95 by Thinh Q Tran & Hanh Nguyen Khiem Q Tran 1995 Trust - 9,500 shares
c.	Thanh Kim Tran TTEE UA 9/13/95 by Thinh Q Tran & Hanh Nguyen Quang Q Tran 1995 Trust - 9,500 shares
d.	Thanh Kim Tran TTEE UA 9/13/95 by Thinh Q Tran & Hanh Nguyen Vinh Q Tran 1995 Trust - 9,500 shares

The power to direct the voting and disposition of the shares is shared by the trustee (my sister); I disclaim beneficial ownership of the shares owned by these trusts.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

4

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2008

Thinh Tran

By: /s/ Thinh Q. Tran

Name: Thinh Q. Tran
Title: President
and Chief Executive Officer

5